SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July, 2010

Commission File Number 0-28860

NET SERVIÇOS DE COMUNICAÇÃO S.A.
(Exact name of registrant as specified in its charter)

Net Communications Services Inc.
(Translation of Registrant's name into English)

Rua Verbo Divino, 1356
04719-002 - São Paulo-SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):82-___

PERFORMANCE REPORT - CONSOLIDATED 2Q10

OPERATING PERFORMANCE

The Pay TV subscriber base ended 2Q10 with 3,883,000 clients, up 12% from 3,480,000 in 2Q09. Net additions in the quarter totaled 107,000 clients, showing that the measures being taken by the Company have been effective in recovering additions to approach previous levels. The Digital Video base reached 1,100,000 clients, up 16% from 2Q09 and representing 28% penetration in the overall Pay TV base.

The Broadband Base ended the quarter with 3,100,000 subscribers, up 19% from 2,605,000 at the end of 2Q09. Net additions totaled 112,000 in the quarter. Penetration in the Pay TV base came to 80%, but represented only 34% of households in bidirectional areas.

The number of Fixed Lines in Service totaled 2,765,000 in 2Q10, with net additions of 103,000 lines in the quarter. As a result, NET ended 2Q10 with 10,847,000 Revenue Generating Units (RGUs), an increase of 16% over the 9,323,000 RGUs recorded in 2Q09.

The churn rate (disconnection rate) for the Pay TV subscriber base in the last 12 months declined to end 2Q10 at 15.2%. The Company believes this improvement is due to specific initiatives to retain clients.

Consolidated average revenue per user (ARPU) was R$135.44 in 2Q10, up 2% from R$132.54 in 2Q09, chiefly due to the expansion in the NET Digital HD subscriber base.

FINANCIAL PERFORMANCE

Net revenue in 1H10 was R$2,570.5 million, an 18% increase from the R$2,183.4 million in net revenue in 1H09, which is basically explained by the expansion in the client base for all services provided by NET.

Operating costs (including total depreciation and amortization) came to R$1,589.8 million in 1H10, up 21% from the R$1,309.4 million in 1H09. As a percentage of net revenue, these costs increased from 60% in 1H09 to 61.8% in 1H10. The items that explain the most important variations are listed below:

Costs with Programming totaled R$601.5 million in 1H10, a 21% increase up on the R$496.2 million reported in 1H09. This increase was due to the annual adjustment in the agreements with content providers and the growth in the Pay TV, PPV and HD subscriber bases. As a percentage of net revenue, Programming Costs increased from 22.7% in 1H09 to 23.4% in 1H10.

Costs with Network and Subscriber Maintenance totaled R$90.7 million, a decrease of 2.3% over the R$92.8 million posted in 2H09, due to the conclusion of negotiations that resulted in discounts for post rent prices. As a percentage of net revenue, Network and Subscriber Maintenance costs decreased from 4.3%% in 1H09 to 3.5% in 1H10.

Costs with Customer Loyalty Marketing decreased by 2.1%, from R$7.6 million in 1H09 to R$7.5 million in 1H10, due to lower expenses with market research. As a percentage of net revenue, these costs remained unchanged between the two periods, at 0.3%.

Costs with Personnel and Benefits were R$ 190.6 million in 1H10, 36.6% up on the R$ 139.6 million recorded in 1Q09. The main reason for this increase was the collective bargaining agreement and the higher headcount for field services. As a percentage of net revenue, these costs increased from 6.4% in 1H09 to 7.4% in 1H10, with almost the entire amount allocated to the continuous improvement in subscriber services in order to maintain the high quality of customer service.

Internet Access, Call Center and Other costs decreased by 1%, from R$335.8 million in 1H09 to R$331.1 million in 1Q10, due to the lower cost of internet access, which is linked to the Indefeasible Right of Use (IRU) agreement. On the other hand, Call Center costs increased due to the higher number of workstations, while Internet Access costs increased to meet the higher demand for capacity and the expansion in the broadband subscriber base. As a percentage of net revenue, Internet Access, Call Center and Other costs declined from 15.4% in 1H09 to 12.9% in 1H10.

Expenses with Depreciation and Amortization, which are recorded under cost of goods sold and operating expenses, increased by 53% from R$284.1 million in 1H09 to R$435.5 million in 1H10. Depreciation and Amortization expenses rose mainly due to the higher number of residential installations and digital decoders. Expenses with amortization were affected by the amortization of assets generated by the IRU agreement.

Selling Expenses totaled R$286.0 million in 1H10, a 13% increase over the R$252.0 million recorded in 1H09. The increase is explained by the higher expenses with sales initiatives related to higher value-added products and telephone services due to the higher average duration of calls and the diversification of media and sales points.  As a percentage of net revenue, Selling Expenses rose from 11% in 1H09 to 12% in 1H10. The Provision for Bad Debt was R$26.7 million in 1H10, down 7% from R$28.8 million in 1H09, demonstrating the continued good quality of our portfolio and the fact that collections initiatives remain adequate. As a percentage of gross revenue, this line corresponded to 0.8% in 1H10, versus 1.0% in 1H09.

General and Administrative Expenses increased by 22%, from R$257.6 million in 1H09 to R$314.4 million in 1H10. This increase is basically explained by the higher expenses with IT services, personnel expenses in the administrative area, and collections. As a percentage of net revenue, these costs remained stable at 12% between the two periods.

Other Expenses came to R$4.5 million in 1H10 versus a R$30.1 million in 1H09, mainly due to civil contingency provisions and a decrease in inventories in 1Q10 and the reversal of civil and labor contingencies in 2Q10.

Financial Expenses totaled R$222.0 million in 1H10, a sharp increase over the R$51.7 million in 1H09, mainly explained by the devaluation of the real against the dollar in 1H10, leading to an exchange variation loss in dollar-denominated loans, Banco Inbursa, Perpetual Bonds and Global Notes 2020, versus the appreciation of the Brazilian currency in 1H09 This increase was also caused by an improved currency hedge result in 2010 in comparison with 2009.

Financial Revenue totaled R$79.8 million in 1H10, up from R$44.9 million in 1H09. In addition to the higher cash and cash equivalents as of December 2009, NET began to recognize interest income for the amounts received from Embratel under the IRU agreement.

Expenses with current and deferred Income Tax and Social Contribution totaled R$64.0 million in 1H10, versus  a positive result of R$19.2 million in 1H09, primarily due to the incorporation of subsidiaries, which enabled the more efficient use of tax credits, and to compliance with CPC21 requirements related to the adoption of International Financial Reporting Standards (IFRS), whereby NET began to recognize income and social contribution taxes using the accrual method based on the estimated average annual effective rate applicable on income before tax during the period.

NET ended 1H10 with Net Income of R$102.4 million, less than the R$299.8 million recorded in 1H09, mainly as a result of the exchange variation, with no effect on the Company’s cash position.

NET ended June 2010 with Gross Debt, including principal and interest, of R$2,261.3 million, an increase of 3% over the R$2,198.8 million posted in December 2009. Foreign-currency and short-term debt accounted for 57% and 5% of total debt, respectively.

Cash and Cash Equivalents totaled R$1,057.5 million at the end of June 2010, up 4% from R$1,015.6 billion in December 2009, mainly due to strong operational cash flow in the period.

The Company signed the agreement to adopt Level 2 Special Corporate Governance Practices with the São Paulo Stock Exchange (Bovespa). This listing segment was created to differentiate a select group of companies that commit to adopt special corporate governance practices. The Company’s annual and quarterly financial statements contemplate the additional requirements made by the Bovespa. Pursuant to the Company’s Bylaws, any disputes or controversies arising from or related to its Bylaws, the regulations of the Level 2 Corporate Governance Segment of the São Paulo Stock Exchange (Bovespa), Brazilian Corporation Law and the rules issued by the National Monetary Council, Central Bank of Brazil, Securities and Exchange Commission of Brazil, the regulations of the Bovespa and any other rules applicable to the capital markets in general shall be resolved through arbitration conducted in accordance with the Regulations of the Market Arbitration Chamber instituted by Bovespa (Commitment to Arbitration).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: July 20, 2010

NET SERVIÇOS DE COMUNICAÇÃO S.A.

By:	/S/ João Adalberto Elek Jr.
João Adalberto Elek Jr. CFO and IRO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.